Mail Stop 4561

November 22, 2005

Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
8445 Freeport Parkway, Suite 400
Irving, Texas 75063

Re: **DynCorp International Inc.**
Amendment No. 1 to Registration Statement on Form S-1
Filed November 10, 2005
File No. 333-128637

Dear Mr. Thorne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed the materials provided to us supplementally supporting your claim of being a "leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies and commercial customers." Please provide us with additional information that addresses the following questions:

    - We refer to the slide entitled, "Facilities Management Market" which shows estimated revenues for the companies listed. Please advise us as to why this slide shows estimated revenues rather than actual revenues and the time period covered by the slide.

- We refer to the slide entitled, "LMD Market" that shows DynCorp as the seventh largest company in terms of 2004 revenues. In light of the fact that the top five companies listed on this slide each show revenues of $19 billion or greater, while DynCorp's revenues for the same period were only $1.2 billion, please advise us as to why you believe this slide supports your contention that DynCorp is a leading provider in the LMD market.
- Please advise us as to the distinction between "2004E Revenues" and "Government Revenues" as presented in these slides.
- We note that substantially all of your revenues are derived from contracts you have with federal agencies. Please advise us as to why you believe your leadership position extends to "commercial customers" as indicated in the prospectus.

2.   We note that your primary source supporting your leadership claim is a study conducted by CSP Associates and commissioned by Veritas Capital in the summer of 2004. Since this study was commissioned by Veritas and is being used to support your leadership claim, please disclose this source in the prospectus and include a consent from CSP or advise us as to why you believe a consent is not required.

Risk Factors

Certain of the underwriters may receive a portion of the offering proceeds through their indirect ownership of DIV Holding LLC, the existing holder of all of our Class A common stock, or through a repayment of outstanding indebtedness under our senior secured credit facility, page 29

3.   Please revise to clarify that affiliates of certain of your underwriters will receive a portion of the offering proceeds through their ownership of DIV Holding LLC. Your current disclosure in the risk factor heading and discussion casts doubt as to whether these payments will be made, while disclosure elsewhere indicates that the payment to DIV Holding stockholders is a contractual obligation.

Pro Forma Financial Information, page 42

4.   We have considered your response to our prior comment 36. Please confirm to us that your pro forma earnings per share amounts will include an adjustment in accordance with SAB Topic 1.B.3 or explain to us why no such adjustment is necessary. In addition, as previously requested, in places where you discuss the Class B distribution (ex. pro forma financial statements) you should include disclosure of the amount that will represent a return of capital.

5.   We have considered your response to our prior comment 37. We are still unsure how you determined that it would be appropriate to include pro forma financial data for the twelve months ended July 1, 2005 under Article 11 of Regulation S-X. Please advise us or remove presentations and discussions elsewhere throughout your document that do not comply with Article 11.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

6.   We refer to your disclosure on page 49 that presents the Department of Defense's budget for the year ending September 30, 2006 as proposed to Congress. Since this figure does not represent actual appropriations to be made to the DoD, please supplement your disclosure with figures that show actual appropriations for the recently-completed fiscal year and/or disclosure of the figure(s) included in the House or Senate appropriations bills that fund DoD's programs. This comment applies throughout the prospectus, including on pages 2 and 73.

Certain Relationships and Related Transactions, page 92

7.   Based on the disclosure on page 92 of your document, we note that you plan to enter into a registration rights agreement with DIV Holding LLC. Please advise us whether the registration rights agreement has a damages assessment clause if the stock is not registered by a specific date and the terms of such clause.

Description of Material Indebtedness, page 94

8.   Under the heading, "Senior Secured Credit Facility," please disclose that the lenders are affiliates of underwriters of this offering.

Financial Statements, page F-1

9.   Update your financial statements pursuant to 3-12 of Regulation S-X.

Part II

Undertakings, page II-4

10.   Please remove the first undertaking listed under this heading that refers to an agreement the company has with its underwriters or advise us as to why you believe this undertaking is appropriate.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at 202-551-3438 or Cicely Lucky, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael R. Littenberg, Esq. (*via facsimile*)
        Schulte Roth & Zabel LLP